Exhibit 1

Stock Symbols:	AEM (NYSE and TSX) For further
information:
David Smith Vice-President, Investor
Relations
(416) 947-1212

(All dollar amounts expressed in U.S. dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

AGNICO-EAGLE PROVIDES EXPLORATION UPDATE ON KITTILA PROJECT; INFERRED GOLD RESOURCE GROWS BY ONE MILLION OUNCES

Toronto (September 4, 2008) - Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) is pleased to provide an update on its recent exploration activities at the Kittila project in northern Finland, which have resulted in a significant addition to the inferred resource category.

The recent program at Kittila has added 4.9 million tonnes grading 6.4 grams per tonne, or 1.0 million ounces, in the inferred resource category.  This brings the total mineral inventory at Kittila to 3.0 million ounces of probable reserves grading 5.1 grams per tonne from 18.2 million tonnes, 5.4 million tonnes grading 3.0 grams per tonne, or 0.5 million ounces, of indicated resources and a further 15.7 million tonnes grading 4.34 grams per tonne, or 2.2 million ounces, of inferred resources.  Please see the attached table detailing the Company’s total reserves and resources, as well as following statements regarding the use of the terms reserves and resources.

Highlights of the exploration activity include:

•                 1.0 million ounces of inferred gold resources were added at Kittila

•                 These new gold resources confirm the depth extension of the main Suuri deposit to approximately 1,100 metres below surface (approximately 300 metres below the current reserves and resources)

•                 The grade of the new resource is 26 percent higher than the current gold reserve grade

•                 Additional drilling suggests that extensions of the Roura, Ketola and Etela zones are possible

“The rapid expansion of the Kittila reserves and resources since we made our first investment in the property in 2004 is very encouraging.  From a small amount of gold resources initially, the mineral inventory has grown impressively and it remains wide open for further expansion at depth and along strike” said Sean Boyd, Vice-Chairman and CEO.  “As a result of this rapid growth in reserves and resources, a scoping study is now underway to examine the economics of increasing the planned production rate of the mine.  This study should be completed in the first quarter of 2009” added Mr. Boyd.

The Company is hosting a mine tour to Kittila departing Toronto and London on November 17, 2008.  The charter aircraft will return visitors to Toronto and London on early on November 19.    Interested analysts and institutional investors should contact Hazel Winchester (hwinchester@agnico-eagle.com) to reserve a position as soon as possible, as space is limited.

Agnico-Eagle expects to provide an update on its exploration activities at Pinos Altos, Mexico and Meadowbank, Canada within the next several months.

Exploration Continues on the Deep Extension of the Main Zones at Kittila

Exploration at the 100% owned Kittila mine project in northern Finland has succeeded in identifying a larger and higher grade gold resource at depth.  The 2008 exploration program is focused on defining the current reserves and resource and looking for extensions of the deposit at depth and along strike.  A total of six diamond drills, including an underground drill, are now operating on the property covered by the Kittila mining lease. Two drills are on the deep resource expansion program and four drills, including the underground drill, are on the resource to reserve conversion program.

At the end of July, over 29,200 metres from 79 drill holes had been completed, including 37 resource conversion drill holes (for approximately 14,000 metres) and 21 resource exploration holes (making up almost 13,400 metres of drill core).  In addition, exploration continues outside of the Kittila mining lease area along the 15 kilometre Suurikuusikko gold trend.

http://www.agnico-eagle.com/files/KittilaSurfacePlan_3Sept08.pdf

Exploration on Suuri Zone Defines East Lens at Depth

Since May 2007, when the first two deep intercepts on the main Suuri zone at Kittila were reported, exploration has successfully extended the resource envelope at depth and along strike.  Diamond drilling has currently traced the East lens of the Suuri zone down to a depth of  1,100 metres and extended its overall north-south strike length at depth to approximately 1,000 metres. The Suuri zone, representing approximately 75% of the current Kittila probable gold reserve (60% of the resource), is made up of  at least three lenses, East, Central and West.  To date, the exploration at depth has only tested the East lens to any significant degree.

Based on the current results of the drill program (effective as of July 31, 2008), it is estimated that the East lens of the Suuri Zone hosts an additional 4.9 million tonnes of inferred resource grading 6.4 g/t  (or 1.0 million ounces of gold) between 800 metres and 1,100 metres depth.    Total inferred resource at Kittila now stands at 2.2 million ounces of gold from 15.7 million tonnes grading 4.2 g/t.  The previous mineral resource and reserve estimate for the Kittila deposit that was reported in February, 2008, was limited to a depth of 800 metres.

The overall gold reserves and resources at Kittila are presented in the following table.

Category and Zone	Au (g/t)	Au (000’s oz.)	Tonnes (000’s)
Probable Mineral Reserve
Open pit	5.43	727	4,169
Underground	5.03	2,268	14,036
Total Probable Reserve	5.12	2,996	18,205

Category and Zone	Au (g/t)	Au (000’s oz.)	Tonnes (000’s)
Indicated Mineral Resource	3.03	527	5,416
Total Indicated Resource	3.03	527	5,416

Category and Zone	Au (g/t)	Au (000’s oz.)	Tonnes (000’s)
Inferred Mineral Resource
Kittila (0 – 800 m)	3.39	1,181	10,832
Suuri Deep* (800- 1100 m)	6.43	1,013	4,904
Total Inferred Resource	4.34	2,195	15,736

Tonnage amounts and contained metal amounts presented in the tables in this news release have been rounded to the nearest thousand. Reserves are not a sub-set of resources.

* Suuri Deep resource is effective July 31, 2008; all other reserve and resource data are effective December 31, 2007.

The East lens at depth is thought to be comprised of up to two closely-spaced sub parallel mineralized horizons (5 to 30 metres apart) that dip steeply (70-80 degrees) eastward and occasionally merge together to form a thicker lens.  For example, hole SUU8001B recently intersected two horizons comprising the East lens at approximately 800 metres depth that returned, respectively, 4.4 g/t gold over 3.4 metres and 5.4 g/t gold over 3.9 metres. Similarly, hole SUU08003 also recently intersected two horizons within the East lens at approximately 750 metres depth which returned, respectively, 2.9 g/t gold over 3.2 metres and 8.1 g/t gold over 11.6 metres.  Drill hole SUBH07003, released previously, is an example where the horizons combine to form a thick lens grading 8.3 g/t gold over 15.1 metres.

This new resource does not include results for the new “Central-type” lens immediately west nor the most recent results from the deep Roura Central zone.  This new mineralization will be discussed in the sections immediately following.

Drill hole	Lens	True Width (metres)	From (metres)	To (metres)	Gold (g/t)
Suuri Zone
SUU07019	East	2.90	978.00	984.00	1.07
And	East	3.90	1005.00	1013.00	4.69
SUU08001B	East	3.90	891.00	897.70	5.39
And	East	3.40	914.00	919.80	4.36
And	Centre	16.60	953.00	980.00	6.30
SUU08003	East	3.20	844.25	849.00	2.86
And	East	11.60	856.00	873.00	8.08
SUU08003	Centre	3.20	891.00	895.65	4.21
Roura Central
ROU07010	ROURA	7.60	1011.50	1029.00	4.64
ROU08001	ROURA	47.5	1013.0	1092.85	2.16
including	ROURA	3.00	1013.00	1018.50	8.30
and	ROURA	3.90	1026.00	1033.00	4.17
and	ROURA	6.30	1049.00	1056.70	5.43
and	ROURA	2.40	1089.00	1092.85	11.30

http://www.agnico-eagle.com/files/KittilaLongSection_3Sept08.pdf

Potential Discovery of Suuri Central Lens at Depth

A new lens within the Suuri zone at depth, with potentially higher grade and thickness, located 20 to 100 metres west of the East lens at depths below 600 metres is beginning to take shape based on the interpretation from recent deep drill hole results and previous intercepts. This newly discovered lens, which might be equivalent to the Central lens that is generally encountered within the Suuri Zone at more shallow depths, is also sub parallel and located west of the East lens. The best intercept is in drill hole SUU08001B that cut 6.3 g/t gold over 16.6 metres at a depth of approximately 850 metres. Although further drilling will be required to make a reliable resource estimation of this lens, this target warrants further exploration. Additional drilling to test for the presence of the Central and Western lenses, largely  untested by deep drilling, is planned for the remainder of 2008.

http://www.agnico-eagle.com/files/KittilaCrossSection_3Sept08.pdf

Intersections Beneath Roura Zone at Depth Suggest Strike Continuity

Recent drilling appears to have discovered the down plunge extension of the Roura zone at depths up to almost 1000 metres versus the previously known limit of approximately 600 metres.  This zone is approximately 300 metres to the north of the main Suuri zone at depth.

The Roura Central zone probable reserves, representing approximately 15% of the current Kittila deposit reserves (10% of the resource), are now defined down to a depth of approximately 500 metres.

Drill holes ROU07010 and ROU08001 have intersected ore-grade mineralization possibly representing the down plunge extension of the Roura zone, or the down plunge extension of the main Suuri zone.  Hole ROU07010 cut  the Roura mineralization at a depth of almost 950 metres which returned 4.6 g/t gold over 7.6 metres.  Hole ROU08001 intersected the Roura zone approximately 150 metres north of ROU07010 and at a depth of 1000 metres, cutting an 80 metre thick zone of alteration and sulphide mineralization.  This intercept returned four mineralized intervals grading between 4 to 11 g/t gold over thicknesses of between 2.5 metres and 6.0 metres.  Overall this deep intercept graded 2.2 g/t over 47.5 metres true width.  This type of thickening of the mineralization and alteration zones is also observed in Roura Central at more shallow depths where mineable reserves can reach 20 to 25 metres thick, and suggests that this deep Roura intercept from south to north may be indicative of potentially thicker zones of higher grade mineralization.   Currently the zone at depth is  approximately 250 metres on strike and is open to the east and at depth.  Except for a small gap between the Suuri and Roura Central zones, the strike length of the total deposits is approximately 1.5 kilometres.

Follow-up exploration is planned in this area with the objective of adding additional resource at Kittila by year-end.  These holes demonstrate that the gold bearing structure is still strong at depth and available for further expansion.

Further mineralization outlined to the South of the main Suuri zone

Immediately south of the Suuri zone, exploration also continues to follow up on a previous result in hole SUBH06106 (5.5 g/t gold over 4.9 metres) thought to be a deep extension of the Ketola and Etela orebodies, or an extension of the Suuri zone.

The Ketola and Etela zones, which will be mined by open pit, are relatively small at surface (they represent only 5 percent of the reserves and resources) and have been explored by diamond drilling along the West zone horizon to depths of approximately 250 metres to 400 metres. Experience at Kittila coupled with the presence of gold intercepts, like those in SUH6016, warranted a program to investigate the underground potential of these zones along the West Zone horizon and also the Central and East zone horizons over a strike length of 1.0 to 1.5 kilometres within the Kittila mining lease area.

Currently on the five kilometre long Mining Lease area, with the exception of the Suuri and Roura zones (approximately 1.5 kilometres of the total strike length), the structure has only been tested down to a depth of 400 meters.

Kittila Project Update

The Company is pleased to report that while it faced equipment delivery delays and a shortage of labour in the Finnish construction industry, significant progress has been made over the summer whereby the front end of the process plant (crusher, ore bin, grinding area and flotation) is essentially completed.  In addition, the leaching and flotation circuits are also essentially completed.  Piping remains to be completed on the autoclave and the refinery.  All the necessary materials for the completion of these circuits have been delivered to the site.

It is expected that the front end of the circuit will be commissioned and operational by the end of September and producing a gold concentrate.  The concentrate will be stockpiled in the interim and then processed upon the completion of the autoclave.  It is anticipated that commissioning and curing of the autoclave will be started at the beginning of October. The curing process is expected to take approximately five weeks with dore being produced in November.

The Kittila Mine currently has 155,000 tonnes of ore grading 4.7 grams per tonne stockpiled from the open pit.  It is anticipated that an additional 70,000 tonnes will be added to the ore stockpile before year’s end providing more than enough stockpile to feed the mill for the anticipated 2008 production.

Agnico-Eagle has decided that it will perform the mining operations at Kittila at the beginning of Q4, compared with the previous plan utilizing contractors.  The impact will be to eliminate contractor turnover and, as a result, improve control over performance and mining costs going forward.

Mining in the open pit to date has produced positive results.  Ore recovery has been higher than what was projected in the feasibility study and dilution has been lower compared to the anticipated 15 percent.  As a result, the grade based on muck sampling, may be higher than what the 2007 reserve model projected.  Due to decreased dilution and the success of selective mining, satellite mineralization that was not previously incorporated in the initial open pit reserve model is being stockpiled.

A total of 3.9 kilometres of drilling has been completed in the underground development program.  The underground access will facilitate the conversion of resource to reserves of the Roura zone as well as define the main Suuri zone for production purposes.  As with the open pit, Agnico-Eagle will be assuming additional underground development functions from the contractors, thereby ensuring a more stable labour force as well as facilitating better control of the development costs.

Appointment of New General Manager

Agnico-Eagle is pleased to announce the promotion of Ms. Carol Plummer to the position of General Manager, Kittila Mine.  Ms. Plummer is a graduate mining engineer with over 20 years of experience in the mining industry and was formerly the Mine Superintendent of the LaRonde Mine and most recently the Manager of the Lapa Mine.  She will be responsible for the continued development of the Kittila Mine, as well as the expansion study.

Carol replaces Mr. Heino Alaniska who announced his retirement. Mr. Alaniska has been with the Kittila Mine since its early days as an exploration project with Riddarhyttan Resources AB.  Agnico-Eagle Mines would like to thank Heino for his contribution in developing the Suuri Zone into one of Europe’s largest gold deposits and wish him the best in his well deserved retirement.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde mine is Canada’s largest gold deposit in terms of reserves.  The Company has full exposure to changes in gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 26 consecutive years.

Forward-Looking Statements

The information in this press release has been prepared as at September 3, 2008. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely” and similar expressions are intended to identify forward-looking statements or information.

Such statements include without limitation: the Company’s estimates of production, including estimated ore grades, metal production, mine start-up dates, life of mine horizons, actual production estimates and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico-Eagle’s development projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its development plans relating to such projects; that the applicable exchange rate be approximately consistent with current levels or the Company’s Form 20-F referred to below; prices for gold, silver, zinc and copper will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that production meets expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of ongoing development projects; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, delays in equipment delivery and installation, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Company’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2007, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure and actual results and final decisions may be materially different from those current anticipated.

Notes To Investors Regarding The Use Of Resources

Cautionary Note To Investors Concerning Estimates Of Measured And Indicated Resources.

This press release may use the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note To Investors Concerning Estimates Of Inferred Resources.

This press release may also use the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific And Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.  Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimate reported by the Company on February 15, 2008 were based on three-year average prices for the period ending December 31, 2007 of $583 per ounce gold, $10.77 per ounce silver, $1.19 per pound zinc, $2.65 per pound copper and C$/US$, US$/Euro, and MXP/US$ exchange rates of 1.14,  1.29 and 10.91, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The mineral reserves presented in this disclosure are exclusive of mineral resources.

A Qualified Person, Dyane Duquette P.Geo., Assistant Superintendent of Technical Services for the Goldex project, was responsible for the mineral reserve and mineral resource estimate at the Goldex project. Descriptions of the key assumptions, parameters and methods used to estimate the mineral resources and reserves and of any issues which might materially affect the latter may be found in the Technical Report on the Estimation of Mineral Resources and Reserves for the Goldex Extension that was posted on SEDAR on October 27, 2005. The effective date of the estimate is December 31, 2007.

The Kittila mine project mineral resource and mineral reserve estimate was prepared by Jyrki Korteniemi, the Superintendent of Geology for the Kittila Project under the supervision of a Qualified Person, Marc Legault P.Eng., the Company’s Vice-President, Project Development. The effective dates of the estimate are December 31, 2007 for the reserves and resources above 800 metres depth and July 31, 2008 for the resource below 800 metres depth. The gold grade cut-off used to determine the mineral resources varied between 1.5 and 2.4 g/t for open pit and underground, respectively (except for the resource estimated below 800 metres). The mineral resource estimated below 800 metres depth used a cut-off grade for gold or 3.2 g/t. A mineral reserve cut-off based on gold grade that varied between 2.0 and 3.2 g/t was used for open pit and underground, respectively. The other key parameters, assumptions and methods that were used to estimate the mineral resources and reserves are not significantly different as that found in the Technical Report on the Suurikuusikko project (now the Kittila mine project) that was posted on SEDAR on March 14, 2006. There are no known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues that materially affect the Kittila mineral resources or mineral reserves.

The Qualified Person responsible for the Lapa mineral reserve and mineral resource estimate is Normand Bédard P.Geo., the Superintendent of Geology for the Lapa mine project.  A cut-off that varied between 3.7 and 4.9 gram of gold per tonne, depending on the category, was used to determine the mineral resource while a cut-off of 4.8 gram of gold per tonne was used to determine the mining reserves. A description of the other key assumptions, parameters and methods used to estimate the mineral resources and reserves and any issues which might materially affect the latter may be found in the Technical Report on the Lapa Gold Project that was posted on SEDAR on June 8, 2006. The effective date of the estimate is December 31, 2007.

The Qualified Person responsible for the LaRonde mineral reserve and resource estimate is François Blanchet Ing., Superintendent of Geology for the LaRonde Division. The effective date of the estimate is December 31, 2007. A cut-off that varied between C$51 and C$55 per tonne, depending on the category and area was used to determine the mineral resource while a cut-off that varied between C$61 and C$73 per tonne, depending on the mining area, was used to determine the mining reserves. The other key assumptions, parameters and methods that were used to estimate the mineral resources and reserves are not significantly different as that found in the Technical Report by Guy Gosselin, P.Geo., that was posted on SEDAR on March 23, 2005. Issues that might materially affect the LaRonde mineral resources and reserves are set out in the same Technical Report.

The Qualified Person responsible for the Meadowbank mineral resource estimate is Daniel Doucet Ing., Principal Engineer Geology for the Company’s Technical Services Group, Abitibi Regional Office. The effective date of the estimate is December 31, 2007. A gold grade cut-off that varied between 0.8 and 1.1 g/t, depending on the area, was used to determine the mineral resource while a cut-off of 1.5 g/t was used to determine the mining reserve. Except for these differences in the resource and reserve cut-offs, the other key assumptions, parameters and methods used to estimate the mineral resources are essentially identical to those reported in the Technical Report disclosed by Cumberland Resources Ltd. on SEDAR on March 31, 2005. Issues that might materially affect the Meadowbank mineral resources and reserves are set out in the same Technical Report.

The Qualified Person responsible for the Pinos Altos mineral resource and reserve estimate is Daniel Doucet, Ing., Principal Engineer Geology for the Company’s Technical Services Group, Abitibi Regional Office. The effective date of the estimate is December 31, 2007. A cut-off that varied between $4.56 and $28.50 per tonne, was used to determine the mineral resource for open pit and underground, respectively. A cut-off that varied between $6.08 and $18.69 per tonne was used to determine heap-leach and milled reserves, respectively while a cut-off of $38 per tonne was used to determine the underground mining reserve. Except for these differences in the resource and reserve cut-offs, the other key assumptions, parameters and methods used to estimate the mineral resources are essentially identical to those reported in the Technical Report disclosed on SEDAR on September 24, 2007. Issues that might materially affect the Pinos Altos mineral resources and reserves are set out in the same Technical Report.

The preparation of the exploration results for Kittila was supervised by a Qualified Person, Marc Legault, P.Eng., the Company’s Vice-President, Project Development. Required information for Kittila exploration information that is set out in Canadian Securities Administrators’ National Instrument 43-101 Sections 3.2 and 3.3 can be found in the Company’s Technical Report posted on SEDAR on March 14, 2006.

Detailed Mineral Reserve and Resource Data – December 31, 2007

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Au (000’s oz.)	Tonnes (000’s)
Proven Mineral Reserve
Goldex	2.23				18	250
Lapa	10.65				1	2.8
LaRonde	2.77	73.80	0.33	3.81	416	4,672
Subtotal Proven Mineral Reserve	2.75				435	4,924
Probable Mineral Reserve
Goldex	2.20				1,616	22,849
Kittila	5.12				2,996	18,205
Lapa	8.86				1,070	3,756
LaRonde	4.67	34.61	0.30	1.67	4,542	30,225
Meadowbank	3.67				3,453	29,261
Pinos Altos	3.21	92.21			2,547	24,657
Subtotal Probable Mineral Reserve	3.91				16,224	128,952
Total Proven and Probable Mineral Reserves	3.87				16,659	133,877

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes (000’s)
Indicated Mineral Resource
Bousquet	5.63				1,704
Ellison	5.68				415
Goldex	2.75				304
Kittila	3.03				5,416
Lapa	4.48				865
LaRonde	2.14	25.33	0.14	1.70	5,643
Meadowbank	2.30				14,582
Pinos Altos	1.36	49.88			6,182
Total Indicated Resource	2.48				35,111

Tonnage amounts and contained metal amounts presented in the tables in this news release have been rounded to the nearest thousand.  Reserves are not a sub-set of resources.

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes (000’s)
Inferred Mineral Resource
Bousquet	7.45				1,667
Ellison	5.81				786
Goldex	2.35				11,889
Kittila	4.34				15,736
Lapa	8.96				759
LaRonde	6.26	22.65	0.47	1.07	4,723
Meadowbank	3.49				3,434
Pinos Altos	1.44	24.08			12,237
Total Inferred Resource	3.50				51,231